The Dow Chemical Company and Subsidiaries	EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements

	For the Years Ended December 31
In millions, except ratios (Unaudited)	2013	2012	2011	2010	2009
Income from Continuing Operations Before Income Taxes	$6,804	$1,665	$3,601	$2,802	$469
Add (deduct):
Equity in earnings of nonconsolidated affiliates	(1,034)	(536)	(1,223)	(1,112)	(630)
Distributed income of earnings of nonconsolidated affiliates	905	823	1,016	668	690
Capitalized interest	(78)	(84)	(90)	(72)	(61)
Amortization of capitalized interest	91	90	100	95	91
Preferred security dividends	—	—	—	—	(20)
Adjusted earnings	$6,688	$1,958	$3,404	$2,381	$539
Fixed charges:
Interest expense and amortization of debt discount	$1,101	$1,269	$1,341	$1,473	$1,571
Capitalized interest	78	84	90	72	61
Preferred security dividends	—	—	—	—	20
Rental expense – interest component	122	120	112	95	107
Total fixed charges	$1,301	$1,473	$1,543	$1,640	$1,759
Earnings available for the payment of fixed charges	$7,989	$3,431	$4,947	$4,021	$2,298
Ratio of earnings to fixed charges	6.1	2.3	3.2	2.5	1.3

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$340	$340	$340	$340	$312
Adjustment to pretax basis (at 35 percent)	183	183	183	183	168
Preferred stock dividends - pretax	$523	$523	$523	$523	$480
Combined fixed charges and preferred stock dividend requirements	$1,824	$1,996	$2,066	$2,163	$2,239
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	4.4	1.7	2.4	1.9	1.0

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